[DIME BANCORP, INC. LETTERHEAD]








                                                                    May 2, 2000



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:   Barry McCarty
             Jessica Livingston

         Re: Application for Withdrawal of Registration Statement on Form S-4
             filed by Dime Bancorp, Inc. (File No. 333-96345)

Ladies and Gentlemen:

         Dime Bancorp, Inc. (the "Registrant") hereby requests withdrawal of its Registration Statement on Form S-4, File No. 333-96345 (the "Registration Statement"), pursuant to Rule 477 under the Securities Act of 1933, as amended. No securities have been or will be issued, exchanged or sold under the Registration Statement.

         The Registrant is requesting withdrawal of the Registration Statement due to the termination of the merger agreement, dated as of September 15, 1999 and amended and restated on December 27, 1999, between the Registrant and Hudson United Bancorp. The termination of the merger agreement was effective April 28, 2000 and none of the transactions contemplated by the merger agreement, including the issuance of stock of the Registrant, will be consummated. The Registrant believes that withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors.

         The Registrant further requests that, pursuant to Rule 477(c), an order with the date of granting the withdrawal be included in the file for the Registration Statement in the following manner: "Withdrawn upon the request of the registrant, the Commission consenting thereto."

Securities and Exchange Commission                                           -2-


         Pursuant to the requirements of Rule 477, the Registrant has duly caused this request for withdrawal to be signed by its authorized representative on its behalf. If you have any questions with respect to this matter, please contact James E. Kelly, General Counsel of the Registrant, at (212) 326-6104, or Mitchell S. Eitel of Sullivan & Cromwell, at (212) 558-4960.

                                                 Very truly yours,

                                                 DIME BANCORP, INC.


                                                 By:/s/ James E. Kelly
                                                    ------------------------
                                                    James E. Kelly
                                                    General Counsel